UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

ZyVersa Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
98987D102
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	98987D102

1	Names of Reporting Persons
INCON Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
KOREA, REPUBLIC OF
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
42,777
	6	Shared Voting Power

	7	Sole Dispositive Power
42,777
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
42,777
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
3.44%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)Name of Issuer:

ZyVersa Therapeutics, Inc.

(b)Address of Issuer’s Principal Executive Offices:

2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326.

Item 2.

(a)Name of Person Filing:

INCON Co., Ltd.

(b)Address of Principal Business Office or, if None, Residence:

4/F 16-17 LS-RO 91BEON-GIL, DONGAN-GU ANYANG, GYEONGGI, KOREA, REPUBLIC OF 14042

(c)Citizenship:

KOREA, REPUBLIC OF

(d)Title and Class of Securities:

Common Stock

(e)CUSIP No.:

98987D102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.Ownership

(a)Amount Beneficially Owned:   42,777

(b)Percent of Class:  3.44%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 42,777

(ii)Shared power to vote or to direct the vote:

(iii)Sole power to dispose or to direct the disposition of: 42,777

(iv)Shared power to dispose or to direct the disposition of:

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.Identification and classification of members of the group.

Not applicable.

Item 9.Notice of Dissolution of Group.

Not applicable.

Item 10.Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2024

INCON Co., Ltd.

By: /s/ Seung Ku Jeon

Name: Seung Ku Jeon

Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).